Tuesday, May 5, 2015 TELEPROMPTER VERSION — 1/37

FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

COMMISSION FILE No. 001-11130

Rajeev Suri, President and CEO, Nokia “A new Nokia for a new era”

Nokia Annual General Meeting, May 5, 2015

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Annual General Meeting 2015

Rajeev Suri

Final locked, May 5 TELEPROMPTER VERSION

Thank you, and a warm welcome to everyone here today. This is a unique moment in our history.

In just a week’s time, Nokia will have been in existence for one hundred and fifty years.

That is a long time, and you might expect us to look a little frayed, a little tired, a little worn out.

But nothing could be further from the truth.

We are energized, excited about what lies before us.

We are proud of what we achieved last year, of all the progress that was made.

We see a future of opportunity, of new life-improving technology to be developed, of new value to be created.

We are also not in denial … and know that we have some tough decisions and hard work yet to come this year.

We know that we have challenging targets to meet … that we need to prepare to close the acquisition of Alcatel-Lucent … and decide on the best course of action for HERE.

I will return to these topics … but first, let me share a look back at 2014.

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When we met last year, I talked about “käännekohta,” about how the start of 2014 had been a real turning point for Nokia.

I will not repeat the comments I made then about the sale of the Devices and Services business to Microsoft, other than to say it was essential to the future of our company.

It gave us a new opportunity, a chance to rebuild and succeed, a chance to create a new Nokia for a new era.

That is exactly what we have focused on.

It has been a year of rapid progress, a year of momentum and growth.

Over the next 50 minutes or so, I would like to share some more details about that progress …

… about our financial performance and business highlights;

… about our commitment to responsible behavior;

… about our values and ongoing cultural renewal;

… about the systems we have put in place to help us deliver superior performance; and,

… about our vision and brand.

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In terms of financial performance, our full-year 2014 results showed the strength of the new Nokia.

Net sales were roughly flat at 12.7 billion euros, but all three businesses returned to quarterly year-on-year growth during the second half of the year.

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Non-IFRS operating profit of 1.6 billion euros was up 14 percent from the previous year.

Net cash went from 2.3 billion to 5 billion euros, an increase of 118 percent, largely driven by the sale of the Devices and Services business.

Net cash from operating activities, for continuing operations, was also strong, going from 1.1 billion euros in 2013 to more than 2.3 billion euros in 2014 — an increase of 105 percent.

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This strong performance resulted in new long-term value being created for shareholders — in new value being created for you.

Reported diluted earnings-per-share increased from 0.05 euros in 2013 to 0.3 euros in 2014.

We returned 1.8 billion euros to our shareholders through both a regular and special dividend as well as share repurchases.

And, as Risto noted, the Board of Directors has proposed an ordinary dividend of 0.14 euros for 2014, an increase from the 0.11 euros paid in 2013.

Strong business results, and strong returns to you.

I am particularly pleased to note that the company’s performance in 2014 was not the case of one or two businesses performing well, while the remainder lagged.

All three businesses delivered, and delivered well … so let me share some more details about each one, starting with Nokia Networks.

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And, overall, Nokia Networks had an excellent year.

For the full year, sales were basically flat compared to 2013, but that is not quite the full story.

You could see momentum building over the course of 2014, with a strong deal pipeline and a high win rate.

Given this, we delivered sales growth in both the third and fourth quarters: 13 percent and 8 percent, respectively.

At constant currency, Networks’ 2014 net sales would have grown 2 percent year-on-year … and that figure would have increased to 5 percent when you also exclude the divestment of businesses, not consistent with our strategic focus, and the exiting of certain customer contracts and countries.

While many assumed that we would take a significant hit to our profitability in order to drive growth, that was not the case in 2014.

In fact, our non-IFRS gross margin for the year was a very good 38.7 percent, over two percentage points higher than 2013. Non- IFRS operating margin was at 12.2 percent — our first-ever full- year non-IFRS operating margin above 10 percent.

This profitability did not come at the cost of our future, as we spent almost 1.8 billion euros on R&D in 2014.

With the productivity gains we have been making, we actually had more R&D capacity in 2014 than the previous year, despite spending slightly less.

We continue to put this massive spending to good use.

In fact, I would argue that we ended 2014 with the most competitive portfolio of products and services and the most

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interesting innovations that we have ever had since the formation of the Networks business in 2007.

Let me share just a few examples.

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First, in radio networks, we are doing pioneering work … such as opening up new markets for telecom operators to use LTE for television broadcasting.

Another example is where, together with SK Telecom in Korea, we used frequency technologies to reach a record four gigabits per second in their 4G LTE network.

This unmatched speed was thanks in part to our Nokia Flexi Multiradio 10 Base Station.

Second, in an industry which is moving fast to the telco cloud, we have a complete set of solutions for our customers to migrate to cloud networks.

We launched and delivered commercial versions of our virtualized core network solutions, which run on standard IT server hardware — a critical area for a telco cloud future.

Third, in other areas, like network planning, we have launched cutting-edge 3D mapping tools and software, which help operators plan the best coverage for the world’s crowded cities … navigating high-rise buildings and dense urban areas.

Fourth, a major strongpoint of ours: security … and in December last year, we opened our Security Center in Berlin.

This state-of-the-art complex, with its own test network, allows for a truly unique approach in working with governments, academic

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institutions, industry players, and operators to identify, develop and share security expertise.

Combined with things like our Mobile Guard, which looks at network traffic patterns to identify and stop potential threats … or our Predictive Operations, the world’s first managed service for predicting mobile broadband service issues, even before customers notice them … it is all pretty impressive.

Finally, there are a number of areas where we are helping to shape new standards, advance innovation across the entire ecosystem, and build relationships with new customers.

For example, we are working with Google on the possibilities of opening up the ecosystem around the 3.5 GHz spectrum for mobile broadband in the United States.

Whether it is collaboration in 5G, or making worldwide headlines as we did in April by demonstrating 5G network speeds of up to 10 gigabits per second, we take an open approach to innovation.

That means working on joint projects with startups and small companies, early phase activity with customers, lean, fast-moving teams, as well as embracing open source and open interfaces.

Underlying much of this is a very effective R&D machine that has been delivering efficiency gains of around 20 percent year-on- year … and continuing to lead in quality at the same time.

We have also, with considerable pride, seen our technology centers in the Philippines, Hungary, and China win “employer of choice” awards.

We are definitely moving both broadly and quickly … on many fronts.

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Let me turn to the other businesses.

HERE had a good year, despite a reduction in operating profitability, due to investments we made in the business. Sales grew on a full-year basis by 6 percent, with a particularly strong performance in the second half of the year.

Non-IFRS Operating profit, at 31 million euros, was down for the full year, but the non-IFRS operating margin of the business began to rebound at the end of the year, reaching 6.8 percent in the fourth quarter.

Automotive remained on a very good trajectory, based on a combination of higher automobile sales, greater “take rate” of in- dash navigation systems, and products and services that we believe are of far higher quality than any other in the sector.

Enterprise, while small, also grew well, winning new deals with customers such as SAP to add to a strong base that includes FedEx, UPS, and many others.

We made progress in providing location services for many of the major internet and device companies, adding Chinese internet giant Baidu to a list that already includes Microsoft, Samsung, Amazon, and Yahoo.

HERE also launched new apps for Android and iOS, the first in beta format in October 2014, which went fully commercial in February this year … with the iOS app launching in March of this year.

Both have been downloaded millions of times, and ratings have been almost universally favorable.

These direct-to-consumer activities are important for gaining consumer insight and experience for our core business areas,

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although we do not see them as a significant revenue generator in our updated strategy for HERE.

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During the company-wide strategy review that took place over the summer and early autumn, we made a decision to adjust HERE’s approach, in order to provide a better balance between growth and profitability.

We said that we would put a greater focus of HERE’s strategy on automotive, where momentum is excellent; and on enterprise, which is small but growing fast.

In the consumer area, we deprioritized monetizing our direct-to- consumer business.

However, as I noted, we still intend to deploy apps and other consumer offerings that support our priority areas — and we will continue to serve mobile device vendors and internet players with our map data and location platform capabilities.

We also made a management change, appointing Sean Fernback to lead the business from November last year.

Sean has already taken significant steps to implement the revised strategy and reshape the business for the future.

With these changes, with the investment necessary to deliver superior products and services, and with continuous improvement efforts designed to reduce waste, I am confident that HERE can deliver even better results in the future.

Given this belief, you might ask why we have recently announced a review of our strategic options for HERE.

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After all, we have been publicly quite positive about the business in the past, and remain that way today.

But the world is changing, and we need to answer whether Nokia remains the best owner for HERE in the context of two developments.

The first is that location services are becoming of even greater strategic importance to automotive companies and other players.

The second is that upon completion of the proposed transaction with Alcatel-Lucent, which of course still requires regulatory and shareholder approval, Nokia’s portfolio will become increasingly networks-focused.

In light of these two developments, we wanted to take a step back and assess the position of HERE within the proposed new Nokia business.

Based on our review, we could choose to sell HERE in full, or in part, or we could decide to keep it unchanged from how it is today.

No one should assume that there is a predetermined outcome.

We are looking for the best solution for Nokia and its shareholders; for HERE and its employees and customers.

We are in no rush, under no pressure to sell, and regardless of what option we choose, I have no doubt that the future of HERE is bright.

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Turning to Nokia Technologies, we made a fundamental transition during the year, merging our former patent licensing

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organization with our in-house embedded research unit, to create a stand-alone business with a clear P&L focus.

Ramzi Haidamus joined Nokia to lead the Technologies organization, bringing decades of deep experience in technology licensing, business management, and incubation of new technologies.

He has moved fast to strengthen his team, build the necessary business infrastructure, and streamline the portfolio of Nokia Technologies, in order to focus on the most promising opportunities.

Even in the midst of this massive transformation, Nokia Technologies grew in the year, with both sales and non-IFRS operating profit up 9 percent.

While costs were also up in the year, roughly in line with sales, those increases were both necessary, and are now expected to be approximately stable during this year, unless we see further opportunities to drive value by investing more.

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Much of the work of Nokia Technologies is related to licensing activities that are not always visible.

Those activities are, however, essential for delivering long-term growth and profitability.

We worked hard over the course of the year to bring structure and discipline to how we manage our licensing work … and I am pleased to say that we now have a world-class team in place, a robust pipeline of new licensing opportunities, and that our efforts are starting to bear fruit.

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On the licensing side, we signed twenty-six new licensing deals during 2014, which is a significant increase on previous years in terms of volume.

In addition, I believe that many of you are aware that we are currently in arbitration with Samsung, and we expect that the arbitration should close this year.

We are not only licensing, we are also innovating … with more than six hundred new patent family filings during 2014.

In the area of new technologies incubation, we have also brought greater structure and discipline.

Over time, we have filtered down our development projects, to focus on the ones that present the best long-term opportunities. The result is more strategic focus … and, in particular, we see two areas as extremely exciting:

“Immersive imaging,” the 3D of the future, with the potential to bring a whole new meaning to virtual reality experiences; and “Digital health,” with the potential to disrupt the low-tech sector, which is all too often inefficient.

I expect you will hear more from us about these areas in the future.

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And then, there is the headline-grabbing Nokia N1 tablet, and the intelligent, adapting Z Launcher app, which hit one million activations last month — a fantastic milestone reached in less than a year.

Even if we only see this as experimentation in the world of brand licensing, the team has come up with a lovely device.

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As the Nokia N1 is only available in China and Taiwan at this stage, many of you may not have seen it.

So here it is. [HOLD IT UP].

Thin, powerful, elegant, and simple — and consistent with our brand promise, a topic I will address shortly.

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Of course, 2014 is by now well behind us … in fact, more than one quarter behind.

And the short story of our performance in that quarter is that it was mixed.

Group-level sales in Q1 were up 20 percent year-on-year. All three of our businesses grew in the quarter, and in Nokia Networks we believe that we gained market share.

Non-IFRS operating profit, however, was down 13 percent year- on-year.

HERE and Nokia Technologies both performed very well in the quarter, improving profit compared to the previous year.

In Networks, we felt the impact of low software sales and some strategic entry deals, particularly in China, as well as some other factors.

Despite the slow start at Networks, however, I am confident that our lean operating model, our ongoing focus on cost management, and the current strength of our portfolio, position us well to meet our full-year goals for Networks.

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Our performance is not only about financial results and business highlights.

Over the course of 2014, we also made considerable progress and strengthened our foundation in the other areas that I mentioned at the start of my remarks … and the first of those is responsibility.

We see responsibility covering three key areas.

The first is improving lives with technology … and finding innovative ways to use technology for a more sustainable tomorrow.

The second area is about respecting people in everything we do … about striving for the highest degree of ethical conduct in every decision we make and every action we take.

The third is about protecting the environment, and seeking to minimize the impact from making, distributing, and operating our products.

I do not have time to go through all the details in each area, so let me just share some highlights.

Around 97 percent of our employees completed the Ethical Business Training in 2014, part of our ongoing efforts to ensure that our behavior meets the highest standards.

Employee engagement remained strong, and in Nokia Networks, where we have data comparable to previous years, it was up by four percentage points.

We have continued to drive improvements with our suppliers, and we more than doubled the number of in-depth supplier audits with a focus on labor conditions and the environment.

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We recognized that as we entered new countries such as Myanmar, we would face new risks, including those relating to child labor.

To help mitigate those risks, we approached Save the Children to see how they could help us better understand them, and as part of that cooperation, we also aimed to improve access to education and natural disaster readiness, through technology.

On the environmental side, we developed more than twenty enhancements to a large part of our radio portfolio that decoupled the high growth in mobile broadband traffic from growth in CO2 emissions.

Given the exponential increases in traffic, this is an essential step to ensuring a sustainable future.

In fact, in March 2015 we launched a zero CO2 base station site offering, which can bring up to a 70 percent reduction in energy consumption, with the remaining 30 percent being powered through renewable energy solutions.

The efficiency of our own operations has improved, and we have increased the use of green energy.

Half of the electricity we used in 2014 came from certified renewable sources, and in our Networks business we achieved a 6 percent reduction in emissions from our offices and factories compared to 2013.

Finally, we have sought to improve our transparency, with our first-ever conflict minerals report, as well as providing new details on how we address human rights risks related to privacy and freedom of expression.

Of course, the year was not without its challenges.

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While I believe we have greatly strengthened the safety culture at Nokia, and there were no employee fatalities in 2014, we deeply regret that in 2014 our contractors and sub-contractors suffered eight fatalities, the majority of which were due to road traffic accidents.

While we recognize that there are elements of road safety that are not under our control, we are taking additional steps in areas that we can control, to try to reduce risk for our own employees and those in our supply chain.

For those of you who are interested in responsibility topics, you can find a great deal more detail in our responsibility report, which is now available online.

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When I spoke with you in June last year, I said that we would move forward fast on values and culture.

And we did just that.

The following July, we started sharing our refreshed values with company leaders, followed by an all-employee cascade.

The four simple words of our values — respect, achievement, renewal, and challenge — provide direction in an uncertain world and create a powerful bond across all parts of the company.

Respect is about how we treat each other, and something we work hard to earn from those around us.

Achievement is about working together to deliver superior results, to bring great products and services to our customers, and to win in the marketplace.

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Renewal is about how we develop ourselves, how we grow our business, and how we strive to create the compelling new products and services that disrupt the market.

Challenge is about never being complacent, always pushing for better performance, and perpetually questioning the status quo inside the company and out.

The response from employees to these values has been remarkable.

In a survey we conducted shortly after announcing them, we found about 95 percent awareness and close to 90 percent favorability — and I believe that those figures have probably increased since that time.

Values are, of course, one of the fundamental building blocks of culture … and culture is an essential element of long-term business performance.

Nokia has stumbled in the recent past and, in my view, one of the root causes of those stumbles was culture. We do not intend to allow that to happen again.

We have put in place a three-year transformation program, designed to build a high-performance culture at Nokia, that will help our people and our three businesses execute on our strategy.

We want to build a culture that is deeply ambitious — driven, even; passionate about work and winning even while remaining grounded; always learning; and with an obsessive refusal to ever accept inefficiency and waste.

That is not an easy task, given the diversity of our geography, leadership styles, business focus, acquisitions, and so on.

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But we have a structured program in place, and initial feedback is good.

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When we came together last May as the new Nokia, we knew that we had to be more than the sum of our parts … that we had to find a way to ensure that our businesses gained from shared best practices.

To institutionalize this, we created the Nokia Business System, or “NBS”, which defines the three focus areas and five core processes that will be used at group level to govern our business portfolio and performance.

The first of the three focus areas is investment optimization, which covers our strategy and financial planning methodology as well as our end-to-end mergers and acquisition process.

Performance management, the second focus area, includes our rigorous monthly Business Performance Reviews, where we monitor progress towards our annual plans and launch corrective actions when necessary.

It also includes our Key Performance Indicator framework and the strategic scorecards that we use to cascade targets throughout the organization and ensure that all our efforts are aligned towards long-term value creation.

Talent management, which is the third focus area, covers talent identification, succession planning, and development activities.

We know that people are the most critical assets of any technology company, and our focus through the Nokia Business System recognizes that.

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And again, during last year I shared our vision of how the world of technology would develop.

I talked about what we call the “programmable world” — a world in which nearly all people and billions upon billions of devices are connected; where software holds all those connections together; where analytics bring meaning; and where automated action brings simplicity and efficiency.

I know this can sound overwhelming, but let me take a few minutes to make it more tangible.

First, consider the world around us. We know we face many challenges across the globe today.

Environmental degradation … global warming … dwindling natural resources, just to name a few.

But technology — and the programmable world — can go a long way to alleviate those challenges … to help people’s lives … and to help sustain our natural resources.

Let me share some examples where Nokia can be part of the solution, even if we know that many, many other companies will also play a part in enabling the programmable world.

Think about what is perhaps the world’s most precious commodity: water.

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We know that large-scale water systems in different countries and cities typically lose about 20 percent in leakage.

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So if a city the size of Beijing uses around 950 billion gallons of water annually, 20 percent of that is 190 billion gallons, which is almost two years’ worth of the public water supply in Finland.

That is an awful lot.

Connectivity can help fix this, with sensors and analytical systems that drive automated action, such as fault detection, irrigation control, and water flow monitoring.

It is what I would call the programmable world at work.

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Then improving human well-being … which I think of in two ways.

The first is about leisure time, something that we seem to have less and less of in this hyper-connected world, despite research showing the benefits of “stillness,” of meditation, of being periodically disconnected.

I was struck by a discussion I had with a CEO of one of our customers in Korea.

When I asked for his view of 5G, his answer was not about technology.

It was about his vision of giving people back two hours of their precious time every day.

To do that, you need massive underlying efficiency and productivity gains … gains that he certainly believes are possible.

Nokia intends to be a lead enabler of the technology that makes this vision a reality.

Then, the second area of well-being, which is healthcare.

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The majority of healthcare today is inefficient, inconsistent, and increasingly costly.

Pretending that the models we have now will be able to meet the needs of the future is simply a pipe dream.

We can help with a solution; by increasing the effectiveness of healthcare through cloud-connected home-monitoring devices.

With new technology we can help provide increased, flexible opportunities for patients to engage with clinicians, to take steps to prevent conditions from becoming acute, and to better self- manage their care.

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Finally, the programmable world not only offers ways to improve lives … it can also help us save lives as well.

An estimated one point three million people are killed as a result of road accidents every year worldwide, with more than 20,000 of those in Europe.

In addition, EU estimates suggest that cars are responsible for about 12 percent of the total EU emissions of carbon dioxide, one of the main greenhouse gasses.

Autonomous driving, where cars effectively drive themselves without human intervention, can have a massive impact.

Especially if you consider that driver error is the cause of about 90 percent of all car crashes.

So even if you assume that autonomous driving would result in “only” 50 percent fewer annual fatalities, that would be more than half a million lives saved, every year.

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At the same time, autonomous cars could reduce annual CO2 emissions by as much as 300 million tons.

That is just about the same amount as half of all CO2 emissions from current commercial aviation, globally.

The list of such examples could go on and on: precision agriculture that increases yields with less harmful pesticides and fertilizers … new pharmaceuticals made available faster through huge reductions in the time needed for clinical trials … more efficient power distribution and usage … and less harmful pollution.

Bringing all of these benefits to life will require many things, such as: superb connectivity, linking the real and virtual worlds with location intelligence, and unique innovation and intellectual property.

It will also require the work of many companies and people … not just Nokia.

I am, however, quite passionate about the role that we can play, about the difference that we can make.

Remember that when I spoke to you last time, I talked about the programmable world … but we were not ready to share our thinking about exactly where our place would be in that world; or about what we wanted our company and brand to stand for.

Today, however, I am ready to do just that.

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At Nokia, we focus on the human possibilities of technology. We purposefully design technology to help people thrive.

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We embrace the unexpected and delightful possibilities that technology can bring.

We are reimagining the way technology blends into everyday life. But always, grounded in real human need.

Technology, in the service of people.

To expand on this vision, we created a “manifesto” for the new Nokia, which I would like to read to you now.

You will be able to read it, in Finnish, from the screens.

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At Nokia, we are excited by where technology will lead us. We are reimagining a world where technology blends into our lives.

Technology that works for us, discreetly yet magically in the background, enriching our lives.

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But for some, this new world of technology, where everything and everybody are connected, can be challenging.

Fear of intrusion, technology that seems hard to understand or control, and the complexity of choice, can be overwhelming.

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That is why our focus is, and has always been, on people.

We work together with our partners, our customers, and across our businesses, to create human technology that helps people thrive.

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Effortless, simple, and intuitive technology, designed to enable new and extraordinary experiences in people’s lives every day.

We see the possibilities of technology. The human possibilities.

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Now, I recognize that this may sound a bit abstract to some of you.

But it is real … and it is helping to guide our business. Just think of some recent examples.

HERE’s leading transit and routing features, which bring together disjointed transport systems around the world, making it just a little bit easier for people to go about their business every day.

Networks that outperform all others during major events, like the Hajj in Saudi Arabia and the International Fireworks Festival in Korea — helping people connect when they most need to and most want to!

Or innovation in areas like immersive imaging, which can open up new worlds to people everywhere, redefine the video viewing experience, and be literally life-changing to those who are mobility impaired.

Of course, there is nothing like a trip to a majestic place like the Grand Canyon in the United States, but viewing it virtually … through immersive imaging … could provide quite a remarkable alternative.

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This is the role that we want to play in the world — and we see the recent announcement of our intention to acquire Alcatel-Lucent as a step toward strengthening our ability to deliver on our vision.

Some of you may find this statement surprising.

After all, for more than a few years, Nokia Networks has made a virtue out of being a focused mobile networks player … you have heard us talk about being the mobile broadband specialist.

That has served us well, and we believe it still could.

But, we also believe there is a better way — and that is together with Alcatel-Lucent.

Why is that?

The answer lies in two important trends.

The first is that today, most people are connected, and increasingly they expect seamless access to data, voice, and video across networks of all kinds.

This means that technology which used to operate independently now needs to work well together.

Fixed, mobile … cable … internet … increasingly, they need to work together so well that the boundaries between them become invisible … so well that for end-users, it appears that there is only one network.

The second trend is that billions and billions of things are becoming connected, consistent with our vision of the programmable world.

These connected things are enabling new applications in areas like the ones I mentioned: autonomous driving, healthcare, and mission-critical industrial processes.

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This means that networks need to meet new requirements for real-time and resilience.

After all, while it may be frustrating if the connection to your smartwatch fails, it is altogether a different issue if the connection to your self-driving car or life-saving health monitoring equipment fails.

In the face of these two trends, focusing only on mobile puts us at a potential risk of losing relevance … and rather than wait for that risk to materialize and play defense, we want to go on the offense.

We do not want to be defined by the future, we want to create that future.

Together with Alcatel-Lucent we are uniquely positioned to do just that.

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Together, we will have unparalleled innovation capabilities and deep expertise in the technologies of tomorrow.

Just think about the power of Nokia’s R&D engine with that of Alcatel-Lucent, along with its iconic Bell Labs.

The combined companies will have a massive R&D capacity, with more than 40,000 R&D employees and an annual R&D spend of around 4.7 billion euros.

This will position us to accelerate the development of future technologies such as 5G, software-defined networking, cloud, and analytics, as well as sensors and imaging.

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Together, we will have the scope to create seamless connectivity for people and things, wherever they are.

We will bring together the best of fixed and mobile broadband, IP routing, core networks, cloud applications, and services.

I can say with confidence that no other company would have a stronger end-to-end portfolio; no company would have a stronger position to enable the resilient, high-speed, and real-time networks of the future.

Yes, a company that is bigger. But even more importantly, one that is better … better positioned to enable the human possibilities of technology.

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Together, we will have the scale to pursue leadership in every area in which we choose to compete, to drive profitable growth, and to meet the needs of customers in every part of the world.

We expect to start from a strong point … with leading positions in mobility, including 4G and 5G … in the systems at the heart of next-generation telecom networks … in the connectivity that brings broadband to your home and office … in the transport that will carry unparalleled amounts of data in the coming years.

We also expect to have one of the world’s largest telco services businesses … and we will aspire to be in the top one or two position in every key segment in which we compete.

From a regional perspective, we would be the market leader in the United States, the top foreign vendor in China, a powerhouse across Asia-Pacific … and our current business in Latin America and Europe would roughly double.

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Together, we would have global customer reach, with telecom operators at our core, but beyond these as well to internet players, large enterprises, and even new vertical markets.

We would be in a position to sell a more comprehensive end-to- end portfolio, through a broadened sales channel, to an addressable market approximately 50 percent larger than the current addressable networks market for Nokia alone.

And that market is expected to have a stronger growth profile than Nokia’s current addressable market too, with an estimated compound annual growth rate of approximately 3.5 percent for 2014 to 2019.

Bigger market, faster growth.

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And together, we will have a passion for operational excellence, creating value for customers and shareholders alike.

For evidence of this, look no further than Nokia’s dramatic transformation in recent years and the remarkable success of Alcatel-Lucent’s Shift Plan.

We fully intend to maintain our focus on operational excellence as a combined company … for while we know that innovation is essential, we also recognize that in the telecom sector competitive advantage is even more likely to be found in productivity and efficiency.

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Since we announced the transaction, I have talked to many of our stakeholders.

Overall, the reaction has been very positive.

Every single customer I have met with has expressed their strong backing.

They see it as a way to protect their investments of the past while enabling the needed innovation in future technologies and services.

Members of my team and I have met with government officials in a number of countries. While it is still very early, the tone has been very supportive.

And, that includes in France.

I met with President Hollande and Minister of the Economy, Emmanuel Macron, and there have been additional meetings with other senior leaders since the announcement.

The engagement is good, and they have a clear desire to help us be successful.

I recognize that there are some concerns about the commitments we have proposed to make to the French government.

I understand those concerns, as it is not our policy to make such guarantees.

But, we needed to ensure the support of the French government for the deal.

And we believe these commitments are manageable within the business case of the transaction, and include sufficient flexibility to align with our business needs.

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We also know that France has some very good R&D expertise that can enhance the future of the combined company.

Those of you who have been following the transaction news have, I am sure, seen people raise concerns about execution risk.

Given the issues associated with similar transactions in the past, that is a very fair concern.

But, I do believe that this time can be different.

The transaction is not structured as a joint venture — it is an acquisition by Nokia, with clarity in terms of leadership and governance.

This will allow us to move fast, to avoid politics, and to show that history does not have to repeat itself.

Both companies — Nokia and Alcatel-Lucent — have been through significant recent transformation and restructurings, and both have learned from those experiences.

We have already appointed an integration leader, and are moving fast to get detailed planning underway.

As we do so, we will ensure that the integration planning work is separated from our day-to-day business operations, in order to minimize the risk of any disruption.

In addition, technology has changed.

As the telecom world has transitioned away from customized hardware and more toward software, and as open interfaces have become more prevalent, the pain of disruptive and expensive swaps can be mitigated.

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Finally, some commentators have suggested that our weaker- than-expected Nokia Networks profitability in the first quarter could put the deal at risk.

I do not believe that to be true. Deals like this are not about one quarter … they are about what makes sense for the long-term, about what can best create shareholder value, well into the future.

And, let’s not forget that there are quarters to come before the transaction closes … and it is not contingent on any specific share price, but on an agreed share exchange ratio between the two companies.

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Despite these concerns, overall support for the transaction is high. From my personal perspective, I am absolutely convinced that the strategic rationale for the deal is compelling … and that the timing and financial logic are as well.

Assuming the transaction closes at the planned time …

… we see large operating cost synergy opportunities … of approximately 900 million euros in 2019;

… we see the opportunity to reduce approximately 200 million euros of interest expenses in 2017; and

… we see the opportunity for the transaction to be accretive to Nokia earnings on a non-IFRS basis in 2017, excluding restructuring charges and amortization of intangibles.

In terms of timing, we take this step as the world heads from 4G to 5G … and the first half of 2016, when the transaction is expected to close, is an ideal time to accelerate spending on 5G.

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In addition, while the transition to the cloud has been underway for some time, it is now coming to the world of telecommunications in a big, big way … and the combined portfolio would put the company in an excellent position to enable this transition.

The timing is also right because of where the two companies stand today.

Alcatel-Lucent’s Shift Plan has delivered well, and of course you are all aware of the deep transformation of Nokia, and what was Nokia Siemens Networks, in recent years.

Five years ago, this would have been two troubled companies coming together.

Today, it is two strong ones, with a clear vision of how their combined technology can create something that is more than the sum of the two parts.

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Of course, the deal is not done.

You will still have an opportunity to vote on the resolutions necessary to implement the combination, and the public exchange offer … and an Extraordinary General Meeting will be convened for that purpose.

We have to go through the regulatory review process in more than a few jurisdictions, and there are closing conditions to be fulfilled, as in any transaction.

But, I can say with confidence, as I did on the announcement day, that I firmly believe that this is the right deal, with the right logic, at the right time.

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I believe that … in both head and heart.

As you saw in Risto’s remarks, he is a believer as well.

I can tell you that we would not be here today without his support, his hard work, his leadership.

Decisions on big and bold deals like this are never easy for Boards … it takes a lot of analysis, a lot of review, a lot of consideration, discussion, and debate.

Risto, and indeed all your representatives on the Board, did just that … all with a clear-eyed view of making the best possible decision for you.

But it also takes courage.

Even if all the analysis, all the review of the options, all the logic, say a deal makes sense, sometimes the step into the unknown is just a leap too far.

Your Chairman did the hard work. He played a critical role in the negotiations.

He focused on the facts. He challenged management.

And, above all, he had the courage to do the difficult but right thing.

He saved the company with the sale of the Devices and Services business, and now has been an instrumental part of creating a new global leader in the networks of the future.

I thank him for that, and believe others should as well.

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To close, let me go back to the beginning. Think back to one hundred and fifty years ago.

Think back to a pulp mill in southwestern Finland … and a second mill on the banks of the Nokianvirta River.

Both founded by Fredrik Idestam, a Finnish mining engineer. His paper mill was not the first.

But he had a vision … the technology to underpin that vision … and, of course, access to the resources of Finland.

He worked hard and sold hard … winning a bronze medal at the 1867 Paris World’s Fair.

From that point, success followed success.

Something extraordinary had been born from humble roots. And that brings us to today.

Here we stand at the edge of the programmable world, a totally new era in technology.

Here we stand not just with a long and rich legacy to protect . . . but with a new story to tell; a story of a foundation of strength, and a powerful vision to carry us forward.

Here we stand at the precipice of what may be the most transformational deal ever in our sector, as we move towards bringing Nokia and Alcatel-Lucent together.

Here we stand knowing that wonderful things can come from the old mills of Finland, and that those things can live on and on.

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Here we stand committed to delivering for you, our shareholders … committed to not just maintaining the legacy of this extraordinary company, but building an even stronger one in the years to come.

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With that, thank you for your time, thank you for your attention, and thank you for your support.

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FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to: our plans for HERE; areas of our strategic focus; CO2 base station site offering; additional employee safety steps; programmable world; the expected benefits of the proposed acquisition of Alcatel-Lucent; innovation capabilities of the combined Nokia-Alcatel-Lucent company; the seamless connectivity capabilities and other characteristics of the combined company; the market positioning of the combined company; the customer reach of the combined company; government officials’ attitude toward the proposed acquisition of Alcatel-Lucent; execution risk of the proposed acquisition of Alcatel-Lucent; the expected characteristics of the combined company; the target synergies and interest expense savings for the combined company; the anticipated accretive effect of the proposed transaction. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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IMPORTANT ADDITIONAL INFORMATION

This communication relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This communication is for informational purposes only and does not constitute or form part of any offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel-Lucent in any jurisdiction.  This document is not a substitute for the tender offer statement on Schedule TO or the preliminary prospectus / offer to exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the SEC, the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed with the SEC, the listing prospectus of Nokia to be filed with the Finnish Financial Supervisory Authority or the tender offer document to be filed with the Autorité des marchés financiers (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The proposed exchange offer referenced in this document has not yet commenced.  No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The tender offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.